EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Supplementary Report – Dismissal of Appeal filed against Pelephone

Further to the description in the Company's 2012 periodic report, and the update to the quarterly report for the period ending September 30, 2013, regarding an appeal filed with the Supreme Court on the Nazareth District Court's decision to dismiss the claim and the motion to certify the claim as a class action which was filed against the subsidiary, Pelephone Communications Ltd. ("Pelephone") for approximately NIS 450 million, in connection with a nationwide malfunction on Pelephone's network, the Company hereby provides notification on December 22, 2013, the Company was notified by Pelephone that the Supreme Court had ruled that in view of the fact that the appellant had not deposited a guarantee in accordance with the Court's decision, the proceeding will be dismissed.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.